Kirkland’s, Inc.
Two Rivers Corporate Center
2501 McGavock Pike
Suite 1000
Nashville TN 37214
April 7, 2010
Via Facsimile and Overnight Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 205549-0305
Attention: H. Christopher Owings, Assistant Director

Re:	Kirkland’s, Inc. Form 10-K for the Fiscal Year Ended January 31, 2009 Filed April 20, 2009 File No. 000-49885 Response Letter Dated February 19, 2010
Dear Mr. Owings:
This letter is being submitted in response to your letter dated March 15, 2010 (the “Comment Letter”) containing comments related to Kirkland’s, Inc.’s (the “Company” or “we”) filings with the Securities and Exchange Commission (“SEC”) listed above. The response set forth below is numbered to correspond to the numbered comment in the Comment Letter.
1.	We have reviewed your response to comment 4 in our letter dated January 28, 2010 and do not agree with your characterization of the costs of your loyalty programs as other operating expenses. Based on our understanding of your loyalty programs, it appears that free or discounted products and services earned by your customers should more appropriately be classified as cost of sales or as a reduction in revenues. Please revise future filings accordingly or tell us why you still believe other operating expense is the most appropriate line item.

The Staff’s comments are duly noted and we will revise future filings to classify discounts associated with our loyalty program as a component of cost of sales.

2.	We have reviewed your response to comment 6 in our letter dated January 28, 2010. Based on our review of your public disclosures and your response to our comment, we do not understand how the aggregation of your operating segments

Securities and Exchange Commission

April 7, 2010
is consistent with the objective and basic principles of FASB ASC 280, which is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future cash flows, and make more informed judgments about the enterprise as a whole. As you do not specify in your response, please clarify if each store or each venue represents an operating segment. Please also provide us with additional information supporting your assertion that the economic characteristics of your mall and off-mall venues are similar. Although you indicate in your response that the venues are economically similar, your disclosures suggest otherwise. For example, you disclose on page 7 that you “have experienced better financial results in these off-mall venues, primarily due to higher sales volumes and lower occupancy costs.” We further note that over the last five fiscal years you have closed 165 mall stores and opened only 11, while you have opened 189 off-mall stores but closed only 16. Please tell us the measure of profit and loss, such as store contribution, you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure, as well as net sales, gross margins, and, if available, comparable store sales over the same period, for your operating segments and demonstrate how that information supports the similarity of economic characteristics.

Pursuant to our evaluation of ASC 280-10-50, we believe that each of our stores represents an operating segment. An operating segment is defined in ASC 280-10-50-1 as a component of a public entity that has all of the following characteristics:
•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.
Each of our stores meets the three characteristics above. Kirkland’s chief operating decision maker (“CODM”), which is our Chief Executive Officer, regularly reviews individual store operating results. The CODM makes resource allocations and assesses performance on a store-by-store basis. These decisions include allocation of capital for investment in new facilities or improvement of existing facilities, changing personnel or dispatching corporate employees to

Securities and Exchange Commission

April 7, 2010
assist in operational improvement or training, and in some cases disposition of an individual underperforming store location.
Aggregated store data such as store venue type, store geography, age of store, and market size, is available and reviewed regularly by our CODM, but these grouped reports are not used by our CODM to make decisions regarding resource allocations or assess individual store performance.
Our operating segments are aggregated as one reportable segment for financial reporting purposes pursuant to the guidance in ASC 280-10-50-11 because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue. Across its store base, the Company operates one store format under the Kirkland’s name in which each store offers the same general mix of merchandise with similar categories and similar customers.
Additionally, none of our individual stores, which represent our operating segments, meets the quantification thresholds for separate reporting as set forth in ASC 280-10-50-12.
As a result, in future filings we intend to clarify our disclosure regarding operating segments in our description of the business and significant accounting policies disclosure as follows:
Operating segments — The Company has determined that each of its stores is an operating segment. The operating performance of all stores has been aggregated into one reportable segment. The Company’s operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue. Across its store base, the Company operates one store format under the Kirkland’s name in which each store offers the same general mix of merchandise with similar categories and similar customers. The Company believes that disaggregating its operating segments would not provide meaningful additional information.
In response to your request to provide additional information supporting our assertion that the long-term economic characteristics of our mall and off-mall venues are similar, we have generated the spreadsheet enclosed with this letter as Exhibit A, which compares the following aggregated data for our mall and off-mall venues for fiscal years 2004 through 2009:

Securities and Exchange Commission

April 7, 2010
•	Mall and off-mall store level contribution, which we use to evaluate the performance of our individual store operating segments. Kirkland’s uses store level earnings before interest, taxes, depreciation and amortization (“EBITDA”) as the measure for store level contribution.

•	Average net sales for our mall and off-mall stores

•	Average gross margins for our mall and off-mall stores

•	Comparable store sales for our mall and off-mall stores
Further to our point that our CODM does not regularly evaluate detailed comparative data for mall and off-mall store venues as a routine part of managing our operations, our financial staff needed to spend significant time gathering the data for store level contribution for mall and off-mall venues from individual store financial data in order to prepare the enclosed spreadsheet, as we do not regularly review that data separately broken down by real estate venue.
We operate in a variety of store venues, including but not limited to, enclosed malls, “lifestyle” strip centers, “power” centers, outlet centers and freestanding locations. Beginning in fiscal 2003, we began to explore off-mall real estate alternatives in a response to a perceived preference of customers and shoppers in our retail sector. Our focus and discussion of mall and off-mall real estate within our MD&A, and elsewhere in our Form 10-K filing, reflects the significance we place on real estate selection as a key component of our overall business strategy.
Historically, the deviation between our mall and off-mall EBITDA has reflected the differences in sales growth trends and store occupancy costs. Recently, we have noted that the sales growth trends for all types of venues are now moving in tandem. We believe the current similarity among venues is due to the closing of many underperforming mall-based stores in recent years. Also, as some our mall leases expired in fiscal 2009 coupled with current economic conditions, we were able to renew these leases with more favorable rent terms. Therefore most of the remaining mall-based stores have occupancy costs, as a percentage of net sales, that are comparable to our off-mall stores. This convergence is reflected in the similar EBITDA margins shown in Exhibit A for fiscal 2009, in which the variance in EBITDA is only 90 basis points, a significant contraction from the variance in prior years.
Going forward, we anticipate our sales growth trends and average store EBITDA margins across all venues will closely track one another, since the economics of the individual stores are expected to remain similar. For the same reason, we have stopped reporting comparable store sales results separately for mall and off-mall stores commencing in the beginning of calendar 2010.

Securities and Exchange Commission

April 7, 2010
Accordingly, to the extent that our mall and off-mall real estate venues may have historically generated disparate financial results, those disparities have largely been eliminated, belying any basis for concluding that our mall and off-mall venues should constitute separate reportable operating segments.
We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (615) 872-4995 or to Robert A. Friedel at (215) 981-4773.

Very truly yours,
/s/ W. Michael Madden
W. Michael Madden

Cc:	Mr. Robert E. Alderson Robert A. Friedel, Esquire

EXHIBIT A

	Fiscal 2009		Fiscal 2008		Fiscal 2007		Fiscal 2006		Fiscal 2005		Fiscal 2004
	Off-Mall (3)	Mall (4)	Off-Mall (3)	Mall (4)	Off-Mall (3)	Mall (4)	Off-Mall (3)	Mall (4)	Off-Mall (3)	Mall (4)	Off-Mall (3)	Mall (4)
Number of stores open at fiscal year end	213	66	208	91	214	121	181	168	137	210	79	241
Average square footage (1)	6,396	4,694	6,288	4,716	6,066	4,861	5,668	4,727	5,000	4,667	4,732	4,594

Sales Data
Comparable store sales	8.4%	8.7%	2.1%	6.9%	-12.7%	-14.1%	-2.9%	-8.7%	-0.6%	-8.5%	1.5%	-5.9%
Average net sales per store (in thousands) (1)	$1,432	$1,191	$1,282	$1,075	$1,216	$994	$1,388	$1,180	$1,371	$1,230	$1,401	$1,310
Average net sales per square foot (1)	$224	$254	$204	$228	$200	$211	$245	$250	$289	$259	$296	$284
Gross Margin Data
Gross margin $ (1) (2)	$156,133,920	$43,578,879	$134,823,383	$50,522,291	$107,211,271	$57,917,849	$94,941,026	$100,414,926	$53,751,691	$126,776,446	$25,206,015	$154,741,677
Average gross margin $ (1) (2)	$796,602	$660,286	$657,675	$555,190	$585,854	$478,660	$698,096	$601,287	$680,401	$603,697	$720,172	$669,877
Average gross margin % (1) (2)	55.2%	55.3%	51.0%	51.4%	47.8%	47.7%	50.3%	50.6%	49.2%	48.8%	51.2%	50.9%
Store Contribution Data (5)
Store contribution (EBITDA) (1)	$67,660,463	$18,285,373	$46,397,509	$11,594,908	$28,186,255	$4,216,818	$34,915,768	$21,468,343	$19,336,449	$26,815,274	$9,394,717	$40,110,385
Average store contribution (EBITDA) (1)	$346,976	$277,051	$226,329	$127,417	$157,465	$34,850	$262,525	$128,553	$247,903	$127,692	$268,420	$179,064
Store contribution (EBITDA) margin (1)	24.2%	23.3%	17.7%	11.9%	12.9%	3.5%	18.9%	10.9%	18.1%	10.4%	19.2%	13.7%

(1)	Calculated using only stores open at both the beginning and the end of the period indicated.

(2)	Calculated as net sales minus product cost of sales and inventory shrinkage. This merchandise margin excludes outbound freight, store occupancy and central distribution costs which are included in total cost of sales for financial reporting purposes.

(3)	Includes stores located in a variety of “off-mall” venues, including but not limited to strip centers, outlet centers, “power” centers, “lifestyle” centers, and freestanding locations.

(4)	Includes only stores located in enclosed malls.

(5)	Kirkland’s uses store level earnings before interest, taxes, depreciation and amortization (“EBITDA”) as the measure for store level contribution.